

Mail Stop 3233

March 20, 2018

Via E-mail
Peter M. Mavoides
President and Chief Executive Officer
Essential Properties Realty Trust, Inc.
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

> **Re:** **Essential Properties Realty Trust, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted March 7, 2018**
> **CIK No. 0001728951**

Dear Mr. Mavoides:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, page 66

1. We note your responses to comments 7 and 12 from our letter dated February 26, 2018. Specifically, we note that you state your assumed rate of change in the CPI for 2018 of 1.5% is reasonable and conservative. Please expand your response to address that the change in CPI over the last ten years was negative in one of the 10 years and was below 1.5% for three of the last 10 years. Further, please address how you were able to assume that CPI will increase by at least 1.5% given unknown economic factors that influence the change in CPI. In addition, please quantify the impact that using this assumption has on your weighted average annual escalation rate in your table on page 12 and on estimated cash available for distribution on page 68.

2.   We note your response to comment 13 from our letter dated February 26, 2018. Please expand your response to address if management considers factors other than rent coverage ratio to support their assumption that these tenants will renew their leases. To the extent that management does not consider other factors, please tell us how you determined that rent coverage ratio is a sufficient metric to support your assumption that these tenants will renew. Further, please tell us if the rent coverage was 1.5x or greater for any of the three leases that are not expected to be renewed. To the extent the rent coverage ratio exceeded this threshold, please tell us what factors you considered to determine that these three leases will not be renewed. In addition, please quantify the impact that using this assumption has on your estimated cash available for distribution.

3.   We note your response to comment 21 of your letter, including your statement that the company "has neither agreed to any significant rent deferrals, abatements, or tenant improvement allowances, nor has it paid any significant leasing commissions," and your revised disclosure. We further note your disclosure in footnote 1 on page 68 indicating that estimated net increases in contractual rental revenue represents contractual increases in rental revenue net of the effects of contractual rent deferrals and abatements in effect for existing leases. Please revise to reconcile these statements or advise us why no reconciliation is needed.

Non-GAAP Financial Measures, page 100

4.   We note your response to comment 5 from our letter dated February 26, 2018, and your revisions to your filing. Specifically, we note that you disclose Net debt and EBITDA as of December 31, 2016. Please revise your filing to provide reconciliations for these measures as of December 31, 2016. Refer to Item 10(e) of Regulation S-K.

Business and Properties

Our History, page 115

5.   We note your response to comment 20 of our letter and your revised disclosure, including your statement that "from time to time, in the ordinary course of business, Spirit had properties that underperformed or failed to meet operational or financial expectations." We further note that it appears that Spirit experienced net losses during portions of the period from September 19, 2012 through February 25, 2015. Please expand your disclosure to address such operating results, or advise us why such disclosure is not material.

Certain Relationships and Related Party Transactions, page 166

6.   We note your response to comment 24 of our letter and your revised disclosure. Please revise your disclosure to discuss the degree of control that members of your senior

management team may exercise over EPRT Holdings, LLC as a result of their Class B Unit holdings or otherwise, or advise us why such disclosure is not material.

Structure and Formation of Our Company

Benefits to Related Parties, page 173

7.   We note your response to comment 25 of our letter. We further note that repayment of the short term notes held by an affiliate of Eldridge is identified as the primary use of the proceeds of this offering. Please provide us with your analysis as to whether any related person had or will have a direct or indirect material interest in the repayment of the short term notes with proceeds of this offering. Refer to Item 404 of Regulation S-K. We may have further comment.

Schedule III – Real Estate and Accumulated Depreciation, page F-36

8.   We note your reconciliations on page F-45. Please revise your reconciliations to include a description of unlabeled line items. Refer to Rule 12-28 of Regulation S-X.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Bartholomew A. Sheehan, III
       Sidley Austin LLP